EXECUTED COPY

02027569

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

FOR APRIL 23, 2002

P.E.
4-23-02

SODEXHO ALLIANCE, SA

(Exact name of registrant as specified in its charter)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

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Paris, France – April 22nd, 2002

Sodexho ALLIANCE Food and Management Services

APPOINTMENT OF MARK SHIPMAN AS CHIEF EXECUTIVE OF SODEXHO UK AND IRELAND

SODEXHO ALLIANCE announces the appointment of Mark Shipman as Chief Executive Sodexho UK and Ireland.

He succeeds David Ford, who, by mutual agreement with Pierre Bellon, President Directeur Général of Sodexho Alliance, is leaving the Group to pursue interests elsewhere.

Since 1997, Mark Shipman has headed up the WOOD COMPANY in the United States, which Sodexho acquired in June 2001, and is now part of Sodexho USA.

As Wood Chief Executive Officer, Mark Shipman has delivered excellent annual growth in revenues and earnings.

Sodexho Alliance wishes Mark Shipman every success in this new role supported by Nigel Forbes, Managing Director Business and Industry, Vincent Pearson, Managing Director Healthcare, Education, Defence, Stephen McManus, Managing Director of Sodexho Prestige and the remainder of his executive team who will continue their focus on quality service to their clients and customers.

Media Relations: Clodine Pincemin
Tel.: +33 (1) 30 85 74 18 – Fax: +33 (1) 30 85 52 32 – E-mail: clodine.pincemin@sodexhoalliance.com
Investor Relations: Siân Herbert-Jones
Tel.: +33 (1) 30 85 72 03 – Fax: + 33 (1) 30 85 51 81 – E-mail: sian.herbert-jones@sodexhoalliance.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sodexho Alliance, SA

Date: April 23, 2002

By: [signature]

Name: Siân Herbert-Jones
Title: Chief Financial Officer